BD 3/10 *

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

SECUF 08028752 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 53598

8-53598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCTEG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 210
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Mast 312-242-4622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/20

OATH OR AFFIRMATION

I, Darren Mast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCTEG, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A. CORUM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-10-2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Octeg, LLC
Statement of Financial Condition
December 31, 2007
Available for Public Inspection

Octeg, LLC
Index
December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of Octeg, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Octeg, LLC (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2008

Octeg, LLC
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 87,059,252
Receivable from clearing brokers	20,590,450
Receivable from exchanges	36,202,591
Deposit at clearing organization	230,000
Securities and options owned, at market value	37,181,447
Other assets	785,451
Total assets	$ 182,049,191
Liabilities and Member's Equity	
Liabilities	
Payable to clearing brokers	$ 19,783,352
Securities and options sold, not yet purchased, at market value	11,796,142
Management fee payable (Note 5)	8,923,871
Accounts payable and accrued expenses	3,489,229
Total	43,992,594
Subordinated borrowings	20,000,000
Member's equity	118,056,597
Total liabilities and member's equity	$ 182,049,191

The accompanying notes are an integral part of the statement of financial condition.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Octeg, LLC (the "Company") is registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission (the "SEC") as a securities broker-dealer. The Company is engaged in buying, selling and dealing as principal, primarily in securities and options, for its own account. The Company's designated self-regulatory organization is the NYSE Arca, Inc. The Company is an Illinois limited liability company. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050. The sole member of the Company is GETCO, LLC ("GETCO" or the "Parent"), which is a wholly owned subsidiary of GETCO Holding Company, LLC ("GHC").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Fair value for securities and options owned and securities sold, not yet purchased, is estimated using external market quotations. Management estimates the value of other financial instruments recognized on the statement of financial condition (including receivables, payables, accrued expenses and subordinated borrowings) approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Revenue Recognition

Securities and derivative transactions are recorded on trade date, with related unrealized gains and losses reflected in net trading gains.

Income Taxes

The Company is treated as a disregarded entity for tax purposes. As the Parent is treated as a partnership under the provisions of the Internal Revenue Code, the Company is not subject to federal income taxes.

Cash Equivalents

The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

2. Securities and Options Owned and Sold, Not Yet Purchased

Securities and options owned and sold, not yet purchased, at December 31, 2007 consist of the following:

	Owned	Sold, Not Yet Purchased
Options	$ 3,781,624	$ 2,694,482
United Stated government obligations	1,271,587	-
Equities	32,128,236	9,101,660
Total	$ 37,181,447	$ 11,796,142

3. Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers represent amounts due from/to the clearing brokers resultant from monies deposited and trading activities.

4. Receivable from Exchanges

Receivable from exchanges represents amounts due from the exchanges resultant from the Company's trading activities.

5. Related Parties

Under a written agreement, the Company recognizes a management fee to its Parent covering allocated administrative and compensation expenses incurred by the Parent in providing shared services to the Company.

6. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2007 represent a subordinated loan agreement with a bank of $20,000,000, at a rate based on prime and which matures on October 25, 2008.

The subordinated loan is extended pursuant to agreements approved by the Company's designated examining authority and qualifies as capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Otherwise, the Company may, at its option and with prior written approval from its designated examining authority, repay all or any portion of the principal amount prior to the maturity date at any time.

The carrying amount of the subordinated loan approximates fair value as the borrowings are considered to be at market rate.

7. Financial Instruments with Off-Balance Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including options contracts and other financial

instruments with similar characteristics. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contract price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contract price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of amounts recorded on the statement of financial condition.

Market Risk
Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk
Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, including options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. Substantially all of the Company's transactions are executed in exchange traded instruments.

Concentrations of Credit Risk
The Company clears the majority of its trades through clearing brokers located in the United States. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

END